14007469

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2013.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from __________ to __________.

Commission file number: 001-01185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

General Mills 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, Minnesota 55426

KPMG

GENERAL MILLS 401(k) PLAN

Financial Statements and Supplementary Schedule

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

GENERAL MILLS 401(k) PLAN

Table of Contents

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Benefit Finance Committee of General Mills, Inc.
General Mills 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the General Mills 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the General Mills 401(k) Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Minneapolis, Minnesota
June 3, 2014

GENERAL MILLS 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets:		
Investments, at fair value:		
Plan's interest in Master Trust	$ 3,002,706,810	2,578,125,577
Directed brokerage fund	123,334,073	95,881,009
Total investments	3,126,040,883	2,674,006,586
Receivables:		
Employer contributions	2,542,872	2,069,598
Participant contributions	2,058,965	—
Securities sold	938,025	—
Interest and dividends	359	1,093
Notes receivable from participants	45,051,526	42,957,788
Miscellaneous	17,047	33,547
Total assets	3,176,649,677	2,719,068,612
Liabilities:		
Accounts payable	1,991,484	2,445,109
Total liabilities	1,991,484	2,445,109
Net assets reflecting all investments at fair value	3,174,658,193	2,716,623,503
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,619,924	(8,797,599)
Net assets available for benefits	$ 3,177,278,117	2,707,825,904

See accompanying notes to financial statements.

GENERAL MILLS 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2013

Net assets available for benefits at beginning of year	$ 2,707,825,904
Net investment income:	
Plan's interest in income from Master Trust	521,956,743
Net realized gain on directed brokerage fund	5,741,765
Net unrealized gain on directed brokerage fund	10,953,626
Participant loan interest	1,760,677
Total net investment income	540,412,811
Contributions:	
Employees	102,032,518
Employee rollovers	6,351,807
Employer	35,391,205
Total contributions	143,775,530
Distributions from net assets:	
Administrative expenses	(3,876,804)
Distributions to participants/beneficiaries	(210,859,324)
Total distributions	(214,736,128)
Net assets available for benefits at end of year	$ 3,177,278,117

See accompanying notes to financial statements.

(1) Description of the Plan

On June 1, 2013, the plan name was changed from General Mills 401(k) Savings Plan to General Mills 401(k) Plan.

The following brief description of the General Mills 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description and the plan document for more complete information.

The Plan is sponsored by General Mills, Inc. (the Company or General Mills) and administered by the Vice President, Compensation and Benefits. The Plan is a defined contribution employee benefit plan designed to offer employees of General Mills the opportunity to participate in a savings and investment program and to provide a source of additional income for retirement. The Plan allows for the withdrawal of certain vested funds during a participant's active career, subject to significant restrictions.

Under the Plan, non-union non-highly compensated employees of General Mills may elect to contribute up to 50% of their compensation (as defined by the Plan) on a before-tax and after-tax basis. The combined total of before-tax and after-tax contributions in no event can be more than 50% of compensation.

Under the Plan, non-union highly compensated employees of General Mills may elect to contribute up to 15% of their compensation (as defined by the Plan) on a before-tax basis. Non-union highly compensated employees are not allowed to contribute on an after-tax basis.

Under the Plan, union non-highly compensated employees of General Mills may elect to contribute up to 30% of their compensation (as defined by the Plan) on a before-tax and after-tax basis. The combined total of before-tax and after-tax contributions in no event can be more than 30% of compensation.

Under the Plan, union highly compensated employees of General Mills may elect to contribute up to 15% of their compensation (as defined by the Plan) on a before-tax and after-tax basis. The combined total of before-tax and after-tax contributions in no event can be more than 15% of compensation.

Each participant's account is credited with the participant's contributions, Company matching contributions (if applicable), annual Company allocation (if applicable) as well as allocations of the Company's profit sharing contribution (if applicable) and fund earnings. Fund returns are reduced by administrative expense. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

On termination of service due to death, disability, or retirement, a participant will be 100% vested in the Company matching contributions (if applicable) and the annual Company allocation (if applicable). Terminated participants are entitled to a total distribution of the total vested account balance, or they may take partial withdrawals or they may elect to receive periodic installment payments. If termination occurs before a participant is 100% vested, the portion of the Company matching contributions and the annual Company allocation that are not vested will be forfeited, and the participant will receive the current value of the participant's own after-tax, pre-tax and rollover accounts, in addition to Company matching contributions and the annual Company allocation which are vested.

(Continued)

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Adoption of New Accounting Standards

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities* (ASU 2011-11). The amended guidance of ASU 2011-11 enhances disclosures about financial instruments and derivative instruments that are either (i) offset in the statements of net assets available for benefits or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in the statements of net assets available for benefits. The requirements of ASU 2011-11 became effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of ASU 2011-11 did not have a material impact on the Plan's financial statements.

In October 2012, the FASB issued ASU 2012-04, *Technical Corrections and Improvements*. The amendments in this update cover a wide range of Topics in the Accounting Standards Codification. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update will be effective for fiscal periods beginning after December 15, 2012. The adoption of ASU 2012-04 as of January 1, 2013 is not expected to have a material impact on the Plan's financial statements.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for participants and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

(d) Employer Contributions

The Plan provides for matching contributions by the Company, as defined by the Plan. For non-union employees, the Company will contribute 50% of every dollar up to 6% of earnable compensation. In addition, for non-union employees, the Company may add up to another 50% of every dollar up to 6% of earnable compensation after the close of each fiscal year, as an annual variable match. The amount of the variable match is based on the Company's achievement of certain performance goals. An annual make-up match is calculated at both calendar year-end and fiscal year-end to ensure that a participant receives the maximum Company match.

As of June 1, 2013, the Plan consists of two employer contribution programs offered to non-union nonproduction employees based on their hire date. For non-union nonproduction employees hired on or after June 1, 2013, the Company will contribute 100% of every dollar up to 4% of earnable compensation and 50% of every dollar for the next 4% of earnable compensation. The Company will make an additional contribution based on an employee's combined age, years of service, and prior year's earnable compensation. For non-union nonproduction employees hired prior to June 1, 2013, the existing plan will continue to apply. For non-union production employees, the existing plan will continue to apply regardless of hire date.

For union employees, the Plan provides for matching contributions by the Company based on the collective bargaining agreement.

(e) Risks and Uncertainties

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(f) Concentration of Market Risk

At December 31, 2013 and 2012, approximately 21% and 23%, respectively, of the Plan's net assets were invested in the common stock of General Mills. The underlying value of General Mills stock is entirely dependent upon the performance of General Mills and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of General Mills common stock in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(g) Investments

The statements of net assets available for benefits present the fair value of the Plan's investments and include an adjustment from fair value to contract value for the fully benefit-responsive investment contracts in the Master Trust. The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts in the Master Trust.

Security transactions are recognized on the trade date. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis, as earned. The cost of investment securities sold is determined on the weighted average basis.

The investments of the Plan in the Master Trust and directed brokerage fund are valued at fair value (see note 6).

(h) Excess Contributions Payable

Amounts in excess of those allowed by the Internal Revenue Service (IRS) are distributed to the participant. The Plan distributed the 2012 excess contributions to the applicable participants prior to April 15, 2013.

(Continued)

(i) Payment of Benefits

Benefits are recorded when paid.

(j) Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account at the time the loan is requested. Investment related expenses are included in net appreciation of fair value of investments.

(k) Subsequent Events

Subsequent events have been evaluated through June 3, 2014, the date the report was issued.

(3) Notes Receivable from Participants

Participants who have a vested account balance of at least $2,000 in the Plan may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the highest outstanding loan balance during the last 12 months; or half of the vested balance, minus the highest outstanding loan balance during the last 12 months, at the time the loan is requested. Participants may have only two outstanding loans at any time and only one of these can be a primary residence loan. Loan terms range up to 54 months for a general-purpose loan and up to 120 months for a primary residence loan. Interest is paid at a constant rate equal to 1% over the prime rate as of the last business day of the prior month that the loan originated. Loan repayments are made directly through payroll deductions and then applied to interest and principal according to the payment schedule. In addition, a one-time loan origination fee of $75 is deducted from the account for each loan.

(4) Forfeitures and Vesting

Participants who terminate their employment with the Company forfeit the nonvested portion of the Company's contributions to their accounts. However, if terminated participants are reemployed by the Company within 60 months of termination, such forfeited nonvested portion of the Company's contributions is restored to their plan accounts if the participants repay the amount previously withdrawn from their Company contribution accounts, if any, within 60 months from the date of reemployment. Forfeitures to the Plan can be used to offset future Company contributions, reinstate previously forfeited amounts to reemployed participants, and cover administrative expenses. For the year ended December 31, 2013, $822,863 was forfeited by participants and used to pay plan fees related to that year or offset Company contributions.

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The Company's contributions vest in accordance with the following schedule:

Employee's eligibility service	Vested percentage
1 year but less than 2 years	20%
2 years but less than 3 years	40
3 years but less than 4 years	60
4 years but less than 5 years	80
5 years or more	100

If a participant "retires", dies while an active employee, or becomes "disabled", or if a participant's employment with the Company is involuntarily terminated due to any reason other than illegal activities, gross misconduct, or violation of the Company's Code of Conduct, or if the Plan is terminated by the Company, the participant will become 100% vested regardless of the length of company service.

(5) Investments

Participants, at their discretion, may direct their contributions to any of the 24 investment options listed below, available through the Master Trust or in a separate brokerage account.

U.S. Equity Funds:
- Diversified U.S. Equity
- S&P 500 Index
- Growth Equity
- Value Equity
- Small and Mid Cap Equity
- General Mills Stock

International Equity Funds:
- International Developed Markets
- International Emerging Markets

Fixed Income Funds:
- Stable Value
- Core Bond

Other:
- Multi-Asset Class Fund
- Schwab Personal Choice Retirement Account (Self Directed Brokerage)

Target Retirement Funds:
- Target Retirement Income
- 2010 Target Retirement Date
- 2015 Target Retirement Date
- 2020 Target Retirement Date
- 2025 Target Retirement Date
- 2030 Target Retirement Date
- 2035 Target Retirement Date
- 2040 Target Retirement Date
- 2045 Target Retirement Date
- 2050 Target Retirement Date
- 2055 Target Retirement Date
- 2060 Target Retirement Date

The following table presents the fair value of investments that represent 5% or more of the Plan's net assets:

	December 31	
	2013	2012
General Mills, Inc. common stock	$ 682,635,341	618,644,570

Accounting Standards Codification (ASC) 820 establishes and requires disclosure of a fair value hierarchy, separately for each major category of assets and liabilities, that segregates fair value measurements into levels (Levels 1, 2, and 3). Categorization of fair value measurements is based on the lowest level input that is significant to its measurement and is determined as follows: inputs using quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3). Valuation levels are not necessarily an indication of the risk associated with investing in those securities.

The following table summarizes the Plan's investments, excluding the Master Trust, that were accounted for at fair value within the fair value hierarchy of ASC 820, as of December 31, 2013 and 2012:

	2013			
Description	**Total**	**Level 1**	**Level 2**	**Level 3**
Directed brokerage fund, at fair value	$ 123,334,073	122,994,365	339,708	—

	2012			
Description	**Total**	**Level 1**	**Level 2**	**Level 3**
Directed brokerage fund, at fair value	$ 95,881,009	95,335,552	545,457	—

The directed brokerage fund holds investments in debt securities, common and preferred stock, registered investment companies, and common/collective trusts. See the valuation policy for these investments in note 6.

The Plan recognizes transfers into and out of every level on the first day of the reporting period. There were no transfers between Level 1 and 2 during the years ended December 31, 2013 and 2012.

(6) Master Trust

The savings and pension plans of the Company are invested in the Master Trust. BNY Mellon Asset Servicing (Mellon Trust) is the trustee and custodian of the Master Trust. Investment managers each manage a portion of the Master Trust and make investment decisions for the assets of such fund for which they are responsible within specific guidelines established by the General Mills Benefit Finance Committee.

Transactions and assets of the Master Trust are accounted for utilizing the following accounting policies:

- Investments are valued as follows:
  - U.S. government securities, corporate debt, publicly traded limited partnerships, and common and preferred stocks traded on national exchanges are valued by the trustee at closing prices on the valuation date. Debt securities are generally traded in the over-the-counter market and are valued at a price that reflects fair value as quoted by dealers in these securities or by an independent pricing service/vendor. These prices are based on observable market data for the same or similar securities, including quoted prices in markets that are not active, or matrix pricing or other similar techniques that use observable market inputs, such as benchmark yields, expected prepayment speeds and volumes, and issuer ratings.

- Other investments consist of foreign currency contracts, short sales, and unlisted investments. See the valuation policy for each class listed below.
- Common/collective trusts are valued at unit values provided by the investment managers, which are based on the fair value of the underlying investments. They have a redemption frequency ranging from daily to quarterly and a redemption notice period ranging from daily to 60 days. There are no unfunded commitments to such funds at December 31, 2013.
- Investments in registered investment companies traded on national exchanges are valued by the trustee at the closing price on the valuation date. If not traded on national exchanges, they are valued based on the net asset value provided by the investment manager.
- Investment contracts are valued based on the fair value of the underlying assets, which consist of common/collective trust funds and U.S. government and corporate debt securities, and are presented in fair value disclosures net of the adjustment to contract value as discussed in note 6(d).
- Private partnership investments are valued at fair value, which is generally based on the net asset value or capital balance as reported by the partnership subject to the review and approval of investment managers and their consultants. Distributions are classified according to descriptions provided by the partnership. As there is not a liquid market for some of the private equity investments, realization of the estimated fair value of such investments is dependent upon transactions between willing sellers and buyers.
- Positions in the stock index and bond futures contracts are marked to market daily based on national exchanges and are valued by the trustee at closing prices on the valuation date. Gains and losses are reflected on a daily basis. These contracts are reflected in the tables below as other investments.
- Option contracts are valued daily based on national exchanges and are valued by the trustee at closing prices on the valuation date. Unrealized appreciation or depreciation is recorded on a daily basis.

- Dividend income is recorded on the ex-dividend date. Interest income and administrative expenses are recorded on the accrual basis.
- The cost of investment securities sold is determined on the weighted average basis.
- Purchases and sales of securities are recorded on a trade-date basis.
- Deposits to and withdrawals from each fund by participating plans are made at fair value determined as of the end of the business day of the transaction.

(Continued)

The following table summarizes the Master Trust's investments that were accounted for at fair value within the fair value hierarchy of ASC 820 as of December 31, 2013 and 2012:

	2013			
Description	**Total**	**Level 1**	**Level 2**	**Level 3**
Master Trust Assets:				
Common and preferred stock:				
Banks and financial services industry	$ 242,537,396	242,537,396	—	—
Technology industry	138,417,709	138,417,709	—	—
Oil, gas, and energy industry	179,266,417	179,266,417	—	—
Consumer goods and services industry	177,834,687	177,834,687	—	—
Healthcare and pharmaceutical industry	228,905,712	228,905,712	—	—
Computers and software industry	155,762,916	155,762,916	—	—
Media and communication industry	122,898,867	122,898,867	—	—
Transportation industry	90,371,216	90,371,216	—	—
Other	576,586,601	576,586,601	—	—
General Mills, Inc. common stock	682,635,341	682,635,341	—	—
Common/collective trust (a)	1,754,506,465	307,233	1,754,199,232	—
Registered investment companies (a)	73,666,921	73,666,921	—	—
Investment contracts (a)	505,992,471	—	505,992,471	—
Limited partnership (a)	1,317,520	1,317,520	—	—
Other investments (a)	1,153,753	—	—	1,153,753
Written options (a)	(114,224)	(114,224)	—	—
Total Master Trust Assets	$ 4,931,739,768	2,670,394,312	2,260,191,703	1,153,753

(a) Based on its analysis of the nature and risks of these investments, the Plan has determined that presenting them as a single class is appropriate.

	2012			
Description	**Total**	**Level 1**	**Level 2**	**Level 3**
Master Trust Assets:				
Debt securities:				
Corporate debt securities	$ 9,617,793	—	9,617,793	—
Common and preferred stock:				
Banks and financial services industry	172,035,053	172,035,053	—	—
Technology industry	134,075,355	134,075,355	—	—
Oil, gas, and energy industry	189,998,167	189,998,167	—	—
Consumer goods and services industry	234,821,457	234,821,457	—	—
Healthcare and pharmaceutical industry	238,226,299	238,226,299	—	—
Computers and software industry	192,634,664	192,634,664	—	—
Media and communication industry	120,632,460	120,632,460	—	—
Transportation industry	71,465,780	71,465,780	—	—
Other	595,106,436	593,965,121	1,141,315	—
General Mills, Inc. common stock	618,644,570	618,644,570	—	—
Common/collective trust (a)	1,108,713,609	935,212	1,107,778,397	—
Registered investment companies (a)	70,327,548	70,327,548	—	—
Investment contracts (a)	781,360,267	—	781,360,267	—
Limited partnership (a)	583,072	583,072	—	—
Other investments (a)	109,562,221	2,862,417	104,737,626	1,962,178
Written options (a)	(512,714)	(512,714)	—	—
Total Master Trust Assets	$ 4,647,292,037	2,640,694,461	2,004,635,398	1,962,178

(a) Based on its analysis of the nature and risks of these investments, the Plan has determined that presenting them as a single class is appropriate.

There were no transfers between Level 1 and 2 during the years ended December 31, 2013 and 2012.

The following table is a rollforward of the Level 3 investments during the year ended December 31, 2013:

Description		January 1, 2013	Total gains or losses (realized/ unrealized)	Purchases	Sales	Transfers in	Transfers out	December 31, 2013
Other investments	$	1,962,178	(808,425)	—	—	—	—	1,153,753
Total	$	1,962,178	(808,425)	—	—	—	—	1,153,753
Net changes in net assets attributable to the change in unrealized gains or losses for assets still held at December 31, 2013	$	(808,425)						

The following table is a rollforward of the Level 3 investments during the year ended December 31, 2012:

Description		January 1, 2012	Total gains or losses (realized/ unrealized)	Purchases	Sales	Transfers in	Transfers out	December 31, 2012
Debt securities:								
Commercial mortgage-backed securities	$	155,475	19,982	—	(175,457)	—	—	—
Corporate debt securities		87,000	—	—	(87,000)	—	—	—
Other investments		1,593,487	377,719	278,781	(287,809)	—	—	1,962,178
Total	$	1,835,962	397,701	278,781	(550,266)	—	—	1,962,178
Net changes in net assets attributable to the change in unrealized gains or losses for assets still held at December 31, 2012	$	451,828						

There were no transfers between Levels 2 and 3 during the year ended December 31, 2013 and 2012.

The Master Trust recognizes transfers into and out of every level on the first day of the reporting period.

Net assets, net investment income (loss), and gains and losses of the Master Trust are allocated to the pension and savings plans based on each plan's interest in the investment funds of each pool of assets within the Master Trust. The Plan's interest in all of the investment funds of the Master Trust was 60% at December 31, 2013 and 55% at December 31, 2012.

The following table summarizes the net assets of the Master Trust as of December 31, 2013 and 2012 and the net investment income of the Master Trust for the year ended December 31, 2013:

	December 31	
	2013	2012
Cash and cash equivalents (a)	$ 77,408,043	64,265,217
Other debt securities	—	9,617,793
Common and preferred stock	1,912,581,522	1,948,995,671
General Mills, Inc. common stock	682,635,341	618,644,570
Common/collective trust	1,754,506,465	1,108,713,609
Registered investment companies	73,666,921	70,327,548
Investment contracts	503,287,894	790,331,819
Limited partnership	1,317,520	583,072
Other investments	1,153,753	109,562,221
Written options	(114,224)	(512,714)
Fair value at end of year	5,006,443,235	4,720,528,806
Interest and dividends receivable	2,853,124	3,152,219
Net liability for unsettled investment activity	1,842,132	(2,861,135)
Other payables, net	(3,342,094)	(3,842,976)
Payable upon return of securities loaned	(1,480,711)	(1,994,804)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,704,577	(8,971,552)
Net assets at contract value	$ 5,009,020,263	4,706,010,558

(a) Includes cash collateral received of $1,480,711 and $1,994,804 for securities on loan at December 31, 2013 and 2012, respectively.

(Continued)

	Year ended December 31, 2013
Investment income (loss):	
Net appreciation (depreciation) in:	
Securities lending gain	$ 5,231
Other debt securities	1,411,027
Common and preferred stock	521,072,324
General Mills, Inc. common stock	135,959,766
Common/collective trust	346,911,852
Registered investment companies	14,697,032
Investment contracts	3,416,364
Limited partnership	420,711
Other investments	28,284
Written options	130,728
Foreign currency contracts	(14,684,717)
Changes in unrealized appreciation	1,009,368,602
Interest	63,402
Dividends and securities lending	52,162,295
Net investment income	$ 1,061,594,299

(a) Securities Lending

The Master Trust may loan securities in return for securities or cash collateral, which is invested in various corporate bonds, short-term fixed-income securities, and repurchase agreements. The Master Trust may receive compensation for lending securities in the form of fees or by retaining a portion of interest on the investment securities or cash received as collateral. The Master Trust also continues to receive interest or dividends on the securities loaned. Security loans are secured at all times by collateral, although the loans may not be fully supported at all times if, for example, the instruments in which cash collateral is invested decline in value or the borrower fails to provide additional collateral when required in a timely manner or at all. Collateral received from the borrower must be maintained at a minimum of 102% of the market value of the loaned securities throughout the life of the loan. Gains or losses in the market price of the securities loaned that may occur during the term of the loan are reflected in the value of the Master Trust. The risks from securities lending are that the borrower may not provide additional collateral when required or return the securities when due and that the proceeds from the sale of investments made with cash collateral received will be less than required to be returned to the borrowers.

Securities on loan to brokers from the Master Trust were valued at $1,443,936 and $1,939,855 at December 31, 2013 and 2012, respectively. For collateral, the Master Trust had received $1,480,711 and $1,994,804 in cash at December 31, 2013 and 2012, respectively. These are maintained in separately managed accounts and are reflected as payable upon return of securities loaned within net assets of the Master Trust. Fee income from securities lending amounted to $30,439 and $164,820

(Continued)

for the years ended December 31, 2013 and 2012, respectively. Due to market value fluctuations, the value of the investments purchased with cash collateral received may be more or less than the amount due to brokers upon return of securities on loan. The Master Trust reviews periodically the amount of cash collateral received compared to the fair value of the investments inside the collateral pool. The difference in value was recorded as an unrealized gain in the amount of $2,209 and $37,521 as of December 31, 2013 and 2012, respectively, and is shown in the Plan's statements of net assets available for benefits as an increase of the Plan's interest in the Master Trust. This difference in value is included in the statement of changes in net assets available for benefits as part of the Plan's interest in income from Master Trust.

(b) Investment Contracts

The Master Trust contains synthetic guaranteed investment contracts with American General Life Insurance Company, ING Life Insurance and Annuity Company, and Prudential Insurance Company of America. The accounts are credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by the companies. The fair value of the investment contracts at December 31, 2013 and 2012 was $503,287,894 and $790,331,819, respectively. The contracts are adjusted to contract value in the financial statements (which represents contributions made under the contract, plus earnings, less withdrawals, and administrative expenses), because they are fully benefit-responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on an agreed-upon formula with the issuer and is reset quarterly. The crediting interest rate at December 31, 2013 and 2012 was 0.70% and 0.64%, respectively. The average yield at December 31, 2013 and 2012 was 1.68% and 1.57%, respectively.

(7) Company Stock Fund

The Company Stock Fund, a unitized fund, which is available to plan participants through the Master Trust, consists of common stock of General Mills and cash for dividends, fractional shares, and liquidity needs. At December 31, 2013 and 2012, the fair value of the shares held was $249,628,658 and $212,484,832, respectively, and the number of shares held was 5,001,576 and 5,258,224, respectively. At December 31, 2013 and 2012, the value of the cash held was $1,500,381 and $3,067,710, respectively. Participants should refer to the consolidated financial statements of General Mills, Inc. and subsidiaries included in the Company's Annual Report to Stockholders, which is distributed to all participants in the Plan.

(8) ESOP Fund

The ESOP Fund, a unitized fund, which is available to certain plan participants through the Master Trust, consists of common stock of General Mills and cash for dividends and fractional shares. Cash dividends on common stock of General Mills are reinvested in the ESOP Fund unless elected by the participant to receive a cash distribution. All amounts credited to participants' ESOP accounts will be invested in the ESOP Fund. Participants may then elect to transfer balances from the ESOP Fund to any of the Plan's other investment funds, except the Company Stock Fund (note 7). However, no amounts may be transferred from any of the other investment funds into the ESOP Fund. At December 31, 2013 and 2012, the market value of the shares held was $433,006,683 and $406,159,738, respectively, and the number of the shares held was 8,675,750 and 10,050,971, respectively.

(9) Tax Status

The Plan obtained its latest determination letter on September 14, 2013 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. The plan administrator and the Plan's tax counsel believe that the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(10) Parties in Interest

Mellon Trust is a party in interest with respect to the Plan. Investments held by Mellon Trust are exempt from being considered as prohibited transactions under the Employee Retirement Income Security Act of 1974 (ERISA) Section 408(b).

Aon Hewitt is a party in interest with respect to the Plan and is the recordkeeper of the Plan, and Charles Schwab acts as the Broker for the self-directed brokerage account (Schwab Personal Choice Retirement Account). In the opinion of the Plan's management, all transactions between the Plan and the recordkeeper during the reporting period are exempt from being considered as prohibited transactions under ERISA Section 408(b).

The Company is a party in interest with respect to the Plan. The Plan invests in common stock of the Company. In addition, the Plan reimburses the Company for services provided, such as wages and travel expenses, associated with the Plan. The cost of services provided for the years ended December 31, 2013 and 2012 was $661,483 and $560,710, respectively. The Company believes these activities are exempt when considering prohibited transactions under ERISA Section 408(b).

(Continued)

(11) Reconciliation of Financial Statements to Form 5500

	December 31 2013	December 31 2012
Net assets available for benefits as presented in these financial statements	$ 3,177,278,117	2,707,825,904
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(2,619,924)	8,797,599
Net assets available for benefits per the Form 5500	$ 3,174,658,193	2,716,623,503

	Year ended December 31, 2013
Net increase in net assets available for benefits per the financial statements	$ 469,452,213
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(11,417,523)
Net increase in net assets available for benefits per the Form 5500	$ 458,034,690

GENERAL MILLS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
Plan's interest in Master Trust*	Investments in three pooled funds that consist of Master Trust investment accounts and investments in common stock of the Company		$ 3,002,706,810
Directed brokerage fund*	Directed brokerage fund with investments directed by participants in the Plan		123,334,073
Notes receivable from participants**	Participant loan fund (6,584 loans outstanding with interest rates ranging from 4.25% to 10.5%)		45,051,526
Total			$ 3,171,092,409

* Participant-directed

** Party in interest

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the General Mills 401(k) Plan has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

GENERAL MILLS 401(k) PLAN

By ______________________________
Jeanne Denz, Secretary
Plan Committee of the General Mills 401(k) Plan

Date: June 3, 2014

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of KPMG LLP.

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Consent of Independent Registered Public Accounting Firm

Benefits Finance Committee
General Mills 401(k) Plan:

We consent to the incorporation by reference in the registration statements (Nos. 2-50327, 2-95574, and 33-27628) on Form S-8 of General Mills, Inc. of our report dated June 3, 2014, with respect to the statements of net assets available for benefits of the General Mills 401(k) Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report for Form 11-K of the General Mills 401(k) Plan.

KPMG LLP

Minneapolis, Minnesota
June 3, 2014